Exhibit 99.1

PRESS RELEASE

Cascades Inc 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0	Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

Cascades suspends production at its FjordCell pulp mill

Kingsey Falls, Québec, June 29, 2006 - Cascades Inc., (CAS- TSX) announced today that it will cease operations at its FjordCell pulp mill for an indefinite period of time. The mill, which specializes in the production of bleached softwood Kraft pulp, is located in Jonquière (Quebec). This closure is scheduled to occur during the week of July 3rd once supplies of raw material and chemicals have been depleted. The closure will affect approximately 70 employees.

The mill produces annually 82,000 tons of Kraft pulp and sells all of its production to other Cascades facilities, namely, Cascades Boxboard Group — Jonquière and the Rolland Division of the Cascades Fine Papers Group. During this closure, other suppliers will service these facilities.

Despite sustained efforts by employees and the mill’s management, Cascades FjordCell continues to suffer considerable monthly financial losses. The business environment which has been marked by a strong appreciation of the Canadian dollar compared to the US dollar as well as high wood and energy costs dictates this course of action.

Messrs. Éric Laflamme and Alain Dubuc, respectively President and Chief Operating Officer, North America and Vice-President, Operations for the Cascades Boxboard Group, met this afternoon with the union representatives and employees of Cascades FjordCell to announce the decision. Discussions will be held in the near future regarding transition measures to be implemented to alleviate the impact of this decision on employees.

“Notwithstanding the excellent cooperation of our employees and a recent increase in sales prices, we have been unable to make this mill profitable leaving us no other choice but to suspend operations. We sincerely regret the impact that this decision will have on our employees and we are committed to re-evaluating the situation should conditions affecting operating costs and the exchange rate improve,” stated Mr. Éric Laflamme.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14,300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, and its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and certain currencies , as well as adverse changes in general market and industry conditions and other factors listed in the

Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Hubert Bolduc Vice-president, Communications and Public Affairs Cascades Inc. (514) 912-3790	Mr. Eric Laflamme President and Chief Operating Officer North America Cascades Boxboard Group

Mr. Marc Jasmin Director, Investor Relations Cascades Inc. (514) 282-2681